SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒                                                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the calendar year ended December 31, 2018

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                      to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and supplemental information prepared in accordance with the financial reporting requirements of ERISA are attached.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Information

December 31, 2018 and 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental information omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of

City National Bank Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the City National Bank Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Irvine, California

June 28, 2019

We have served as the Plan’s auditor since 2016.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$90,928,099	$75,738,427
U.S.Government securities	800,803	—
Mutual funds	576,391,636	605,440,529
Common stock	91,151,142	103,652,892
Preferred stock	156,294	165,169
Corporate debt	400,146	58,873
Common collective trust	86,554,156	87,855,739
Partnerships	661,642	821,059
Other assets	141,246	39,226
Total investments	847,185,164	873,771,914
Receivables:
Employer contribution	1,066	—
Participant contribution	3,181	—
Notes receivable from participants	14,967,605	14,347,124
Total receivables	14,971,852	14,347,124
Noninterest-bearing cash	50,926	138,165
Net assets available for benefits	$862,207,942	$888,257,203

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributable to:
Investment income:
Interest	$709,897	$586,218
Dividends	32,961,531	22,155,325
Net (depreciation) appreciation in fair value of investments	(92,809,489)	102,736,701
	(59,138,061)	125,478,244
Contributions:
Employer	41,558,973	34,604,338
Participants	50,152,773	41,264,510
Total additions	32,573,685	201,347,092
Deductions from net assets attributable to:
Benefits paid to participants	58,022,609	49,471,121
Administrative expenses	600,337	314,043
Total deductions	58,622,946	49,785,164
Net (decrease) increase in net assets available for benefits	(26,049,261)	151,561,928
Net assets available for benefits:
Beginning of year	888,257,203	736,695,275
End of year	$862,207,942	$888,257,203

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018 and 2017

(1)                     Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

(a)                   General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, City National Bank, an indirect, wholly-owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On November 2, 2015, RBC completed its acquisition of City National Corporation (CNC), the former holding company for CNB. CNC was merged with and into RBC USA Holdco Corporation (Holdco), a Delaware corporation, with Holdco surviving the merger as a wholly-owned subsidiary of RBC.  Prior to November 2, 2015, CNC was the Company or Plan Sponsor and the Plan was called the CNC Profit Sharing Plan. Effective January 1, 2019, the 401(k) plan of affiliate Convergent Capital Management LLC was merged into the CNB Profit Sharing Plan. Total assets merged into the Plan during January 2019 equaled $32,829,460.

The Department of Labor (DOL) conducted an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

On April 24, 2015, the DOL filed a complaint against CNC and others in the U.S. District Court for the Central District of California Western Division.  The DOL alleged the following causes of action:  (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and CNC, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs.  CNC received the summons and complaint and engaged counsel.  On April 5, 2016, the Court granted partial summary judgment in favor of the DOL and ordered CNB to retain an independent fiduciary to conduct an accounting of the amount of revenue sharing paid to CNB as a result of the Plan’s investments.  CNB’s motion for reconsideration was denied on June 7, 2016. After a mutually agreed-upon independent fiduciary completed its accounting of revenue sharing, the parties filed cross motions for partial summary judgment on damages. On February 8, 2017, the district court ruled in favor of plaintiffs and entered judgment in the amount of $7.3 million. CNB filed an appeal in the Ninth Circuit Court of Appeals.  On April 23, 2019, the Court of Appeals issued its opinion upholding the district court’s ruling in favor of plaintiffs with direction to the district court to recalculate a portion of the judgment.  CNB filed a petition for rehearing and for rehearing en banc before the Ninth Circuit Court of Appeals, which petition is pending. CNB, as the Plan Sponsor, is responsible for the payment of any amounts that may be incurred with respect to this matter. The impact on the Plan will be limited to gains that may be reported as a result of any payment made by the Plan Sponsor to the Plan. Such amounts cannot be determined at this time.

OneAmerica Retirement Services LLC is the recordkeeper for the Plan.  CNB was the directed trustee for the Plan through March 31, 2017 and Matrix Trust Company was appointed directed trustee effective April 1, 2017.  Matrix Trust Company is also the custodian for assets of the Plan. Plan participant Individually Directed Accounts (IDAs) are held at TD Ameritrade, unless a participant requests a different provider.

(b)                   Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan (referenced as “Employer Contributions” in the Plan) are equal to a percentage of employee eligible compensation based on the change in Net Profit (as defined by the Plan) over the prior fiscal year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profit reduced by matching contributions made for such fiscal year (which are not made by forfeitures). For Plan years 2018 and 2017, a profit sharing contribution of 6.798% and 6.273%, respectively, of each participant’s eligible compensation was made by the Company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $18,500 and $18,000, respectively, for the years ended December 31, 2018 and 2017.  For years through 2018, the Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $6,000 for the years ended December 31, 2018 and 2017. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c)                    Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)                   Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company’s profit sharing contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. During 2018 and 2017, forfeitures in the amounts of $1,334,352 and $1,034,560, respectively, were used in accordance with plan provisions as summarized above. As of December 31, 2018 and 2017, forfeited non-vested accounts totaled $11,371 and $9,987, respectively.

(e)                    Benefit Payments

In accordance with Plan provisions, a participant may elect to receive a distribution of his or her entire vested accrued benefit upon the participant’s separation of service or attainment of age 59 ½. Under certain other conditions, such as for financial hardships defined by the Plan, a participant may request a withdrawal of his or her contributions.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and Plan provisions.

(f)                      Notes Receivable from Participants

In accordance with provisions of the Plan’s Loan Program, loans to participants may be made in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 9.25% and maturity dates ranged from January 2019 to December 2033 as of December 31, 2018. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g)                   Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h)                   Plan Amendments

Effective January 1, 2017, the Plan was amended to align definitions and testing methods used in discrimination testing with RBC’s US defined contribution plan to: (1) remove from the definition of Highly Compensated Employee reference to the top-paid group as the group consisting of the top 20% of Employees, to (2) change the Actual Deferral Percentage Limitation and the Limitations on Employee 401(m) Contributions from preceding year to current year method for testing purposes, and (3) to clarify repayment of participant loans applicable to participant transfers within the Controlled Group.

During 2018, the Plan was amended for provisions effective January 1, 2019 to: (1) increase the Company Match from 50% to 60% of the first 6% of compensation contributed by a participant to the Plan in a payroll period; (2) allow for the merger of an affiliate 401k plan (Convergent Capital Management LLC 401(k) Plan) into the Plan [as referenced in note (1)(a)], (3) remove certain restrictions applicable to distributions for alignment with protected benefits of the Convergent Capital Management plan and to enhance provisions for all participants; and (4) for compliance with certain mandated regulatory changes.

(2)                     Significant Accounting Policies

(a)                   Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)                   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)                    Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are valued at the NAV of units of the collective trust. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)                   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)                    Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)                      Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company. A participant’s share of the administrative expense is charged on a per capita basis and allocated quarterly.

Individual expenses, such as loan and Individually Directed Account (IDA) fees, are charged to the applicable participant accounts based on whether a participant takes advantage of certain Plan features. For example, the Plan’s service providers charge a fee for processing loan applications and IDA transactions.

(g)                   Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)                   Concentrations

Investment in the common stock of Royal Bank of Canada comprises 8.6% and 9.3% of the Plan’s investments as of December 31, 2018 and 2017, respectively.

(3)                     Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

•                            Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                            Level 2: Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in inactive markets

•                  Inputs other than quoted prices that are observable for the asset or liability

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•                            Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018 and 2017.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

U.S. Government securities: Valued using quoted prices and other inputs directly or indirectly observable for the asset. Prices for securities without market feeds are obtained through a third-party valuation source.

Common and preferred stock: Valued at the closing prices reported in active markets on which the individual securities are traded. Prices for securities without market feeds are obtained through a third-party valuation source using quoted prices.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Partnerships: Valued at the closing prices reported in active markets on which the individual securities are traded.

Other assets: Primarily consist of options, which are valued by third-party vendors based on observable market inputs.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2018 and 2017, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurement as of
	December 31, 2018, Using Input Type
Asset Type	Level 1	Level 2	Level 3	Total
Cash equivalents	$89,861,407	$1,066,692	$—	$90,928,099
U.S. Government securities	—	800,803	—	800,803
Mutual funds	576,384,604	—	7,032	576,391,636
Common stock	90,848,714	256,018	46,410	91,151,142
Preferred stock	156,294	—	—	156,294
Corporate debt	—	400,146	—	400,146
Partnerships	661,642	—	—	661,642
Other assets	—	141,246	—	141,246
Total assets in the fair value hierarchy	757,912,661	2,664,905	53,442	760,631,008
Investments measured at net asset value (a)	—	—	—	86,554,156
Total investments, at fair value	$757,912,661	$2,664,905	$53,442	$847,185,164

	Fair Value Measurement as of
	December 31, 2017, Using Input Type
Asset Type	Level 1	Level 2	Level 3	Total
Cash equivalents	$75,608,477	$129,950	$—	$75,738,427
Mutual funds	605,440,529	—	—	605,440,529
Common stock	103,291,677	361,215	—	103,652,892
Preferred stock	165,169	—	—	165,169
Corporate debt	—	58,873	—	58,873
Partnerships	821,059	—	—	821,059
Other assets	—	39,226	—	39,226
Total assets in the fair value hierarchy	785,326,911	589,264	—	785,916,175
Investments measured at net asset value (a)	—	—	—	87,855,739
Total investments, at fair value	$785,326,911	$589,264	$—	$873,771,914

(a)                     In accordance with Topic 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent), as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(4)                     Party-in-Interest Transactions

Certain Plan investments are shares of CNR Mutual Funds managed by City National Rochdale and shares of common stock of Royal Bank of Canada. CNR is a wholly owned subsidiary of City National Bank, which is an indirect, wholly-owned subsidiary of Royal Bank of Canada, and thus, these are party-in-interest transactions.

(5)                     Income Taxes

The Company received a favorable tax determination letter on May 8, 2017 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the determination received in 2017 did not include Plan amendments executed after January 7, 2016, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan may be subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the assets available for benefits between the financial statements and Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$862,207,942	$888,257,203
Less interest income on notes receivable from participants	7,962	4,417
Net assets available for benefits per Form 5500	$862,199,980	$888,252,786

The following is a reconciliation of the net (decrease) increase in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2018 and 2017:

	2018	2017
Net (decrease) increase in net assets available for benefits per the financial statements	$(26,049,261)	$151,561,928
Less interest income on notes receivable from participants	3,545	1,505
Net (decrease) increase in net assets available for benefits per Form 5500	$(26,052,806)	$151,560,423

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	CASH EQUIVALENTS
*	City National Rochdale Gov Mm-Sv	464,534	City National Rochdale Gov Mm-Sv	^	464,534
	CNB Cash	2,156	CNB Cash	^	2,156
	Schwab Cash Account	10,431	Schwab Cash Account	^	10,431
	TD Asset Management Money Market Portfolio	3,932,483	TD Asset Management Money Market Portfolio	^	3,932,483
	Vanguard Federal Money Market	85,451,803	Vanguard Federal Money Market	^	85,451,803
			TOTAL CASH EQUIVALENTS		89,861,407

	SAVINGS AND CD’S
	Bank Leumi USA NY NY	1,000	Bank Leumi USA NY NY	^	1,000
	Berkshire Bk/Pittsfield	250,000	Berkshire Bk/Pittsfield	^	249,995
	BNY Mellon NA	21,000	BNY Mellon NA	^	20,998
	BNY Mellon NA	25,000	BNY Mellon NA	^	24,988
	BNY Mellon NA	30,000	BNY Mellon NA	^	29,992
	BNY Mellon NA	25,000	BNY Mellon NA	^	24,993
	BNY Mellon NA	125,000	BNY Mellon NA	^	124,885
	Citizens Bank NA/RI	5,000	Citizens Bank NA/RI	^	4,999
	Citizens Bank NA/RI	15,000	Citizens Bank NA/RI	^	14,999
	Hingham Institution Svgs	250,000	Hingham Institution Svgs	^	249,995
	Intrust Bank NA	6,000	Intrust Bank NA	^	5,999
	JP Morgan Chase Bank NA	25,000	JP Morgan Chase Bank NA	^	25,009
	Luther Burbank Savings	16,000	Luther Burbank Savings	^	15,999
	Morgan Stanley Bank NA	40,000	Morgan Stanley Bank NA	^	39,949
	Pacific Premier Bk	86,000	Pacific Premier Bk	^	85,978
	Synchrony Bank	120,000	Synchrony Bank	^	119,923
	Wells Fargo Bank NA	7,000	Wells Fargo Bank NA	^	6,991
	Western Alliance Bank	20,000	Western Alliance Bank	^	20,000
			TOTAL SAVINGS AND CD’S		1,066,692

	GOVERNMENT SECURITIES
	Fannie Mae Al5866	20,904	Fannie Mae Al5866	^	20,842
	Federal Home Loan Note	40,000	Federal Home Loan Note	^	39,913
	Federal Home Loan Note	25,000	Federal Home Loan Note	^	25,319
	FHLMC Note	45,000	FHLMC Note	^	44,852
	FNMA Note	45,000	FNMA Note	^	44,334
	FNMA Note	45,000	FNMA Note	^	44,663
	US Treasury Floating Rate Note/Bond	375,000	US Treasury Floating Rate Note/Bond	^	375,120
	US Treasury Floating Rate Note/Bond	45,000	US Treasury Floating Rate Note/Bond	^	44,980
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	24,820
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	24,775
	US Treasury Note/Bond	20,000	US Treasury Note/Bond	^	19,716
	US Treasury Note/Bond	45,000	US Treasury Note/Bond	^	43,981
	US Treasury Note/Bond	50,000	US Treasury Note/Bond	^	47,488
			TOTAL GOVERNMENT SECURITIES		800,803

	CORPORATE OBLIGATIONS
	American Express Co	25,000	American Express Co	^	24,767
	Bank Of America Corp	25,000	Bank Of America Corp	^	24,290
	BNP Paribas	25,000	BNP Paribas	^	25,889
	General Dynamics Corp	25,000	General Dynamics Corp	^	25,053
	Goldman Sachs Group Inc	25,000	Goldman Sachs Group Inc	^	25,072
	Jpmorgan Chase & Co	25,000	Jpmorgan Chase & Co	^	24,872
	Morgan Stanley	25,000	Morgan Stanley	^	24,871
	Nbcuniversal Media LLC	25,000	Nbcuniversal Media LLC	^	25,662
	Qwest Corporation	25,000	Qwest Corporation	^	25,712

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Reliance Steel & Alum	25,000	Reliance Steel & Alum	^	24,994
	Santander UK PLC	25,000	Santander UK PLC	^	25,025
	Simon Property Group LP	25,000	Simon Property Group LP	^	25,059
	Sumitomo Mitsui Finl Grp	25,000	Sumitomo Mitsui Finl Grp	^	24,541
	Unitedhealth Group Inc	25,000	Unitedhealth Group Inc	^	24,801
	Wells Fargo & Company	25,000	Wells Fargo & Company	^	24,655
	Westpac Banking Corp	25,000	Westpac Banking Corp	^	24,883
			TOTAL CORPORATE OBLIGATIONS		400,146

	PREFERRED STOCKS
	Colony Capital Inc 8.25%	3,000	Colony Capital Inc 8.25%	^	69,425
	Istar Finl Inc Pfd Ser D	2,000	Istar Finl Inc Pfd Ser D	^	47,960
	JPMorgan Chase & Co 5.45%	1,588	JPMorgan Chase & Co 5.45%	^	38,909
	Nate’s Foods Co Series E - RESTRICTED	72,196	Nate’s Foods Co Series E - RESTRICTED	^	0
			TOTAL PREFERRED STOCKS		156,294

	COMMON STOCKS
	3m Co.	6	3m Co.	^	1,143
	58.Com Inc-ADR	5	58.Com Inc-ADR	^	271
	Abbott Laboratories	101	Abbott Laboratories	^	7,326
	Abbvie Inc	1,135	Abbvie Inc	^	104,633
	Ability Inc	200	Ability Inc	^	380
	Accenture PLC	349	Accenture PLC	^	49,212
	Achaogen Inc (akaoq 04/26/19)	200	Achaogen Inc (akaoq 04/26/19)	^	246
	Acreage Holdings Inc Sub	700	Acreage Holdings Inc Sub	^	13,308
	Actinium Pharmaceuticals Inc	3,000	Actinium Pharmaceuticals Inc	^	1,161
	Activision Blizzard Inc	50	Activision Blizzard Inc	^	2,328
	Adobe Inc	517	Adobe Inc	^	116,966
	ADT Inc	2,500	ADT Inc	^	15,025
	Advanced Micro Devices	7,464	Advanced Micro Devices	^	137,785
	Advaxis Inc (adxs 03/29/19)	350	Advaxis Inc (adxs 03/29/19)	^	67
	AECOM	100	AECOM	^	2,650
	Aerovironment Inc	5	Aerovironment Inc	^	340
	Affimed NV	10,000	Affimed NV	^	31,100
	Aflac Inc	203	Aflac Inc	^	9,268
	AGNC Investment Corp	3,277	AGNC Investment Corp	^	57,483
	Agnico-Eagle Mines Ltd F	200	Agnico-Eagle Mines Ltd F	^	8,080
	Air Lease Corp A	4	Air Lease Corp A	^	121
	Akamai Technologies	298	Akamai Technologies	^	18,202
	Akoustis Technologies Inc	1,550	Akoustis Technologies Inc	^	7,703
	Alarm.Com Holdings Inc	20	Alarm.Com Holdings Inc	^	1,037
	Alcoa Inc	11	Alcoa Inc	^	292
	Alibaba Group Holding-Sp ADR	3,904	Alibaba Group Holding-Sp ADR	^	535,121
	Allogene Therapeutics Inc	5,450	Allogene Therapeutics Inc	^	146,768
	Allstate Corp	5	Allstate Corp	^	413
	Ally Financial Inc	6,118	Ally Financial Inc	^	138,634
	Alphabet Inc CL A	207	Alphabet Inc CL A	^	216,307
	Alphabet Inc Cl C	34	Alphabet Inc Cl C	^	35,211
	Altria Group Inc	114	Altria Group Inc	^	5,641
	Amarin Corporation Plc -ADR	328	Amarin Corporation Plc -ADR	^	4,464
	Amazon Com Inc	323	Amazon Com Inc	^	485,136
	Ambarella Inc	1,000	Ambarella Inc	^	34,980
	American Electric Power Co	120	American Electric Power Co	^	8,969
	American Express Co.	201	American Express Co.	^	19,132
	American International Group	150	American International Group	^	5,911
	American Water Works Co Inc	564	American Water Works Co Inc	^	51,194
	American Xtal Tech Inc.	100	American Xtal Tech Inc.	^	435

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Amgen Inc	41	Amgen Inc	^	7,896
	Amico Games Corp (delisted 11/10/14)	250	Amico Games Corp (delisted 11/10/14)	^	0
	Amphenol Cl A	352	Amphenol Cl A	^	28,519
	Analog Devices Inc	51	Analog Devices Inc	^	4,380
	Anglo American Plc ADR	190	Anglo American Plc ADR	^	2,098
	Anheuser Busch Inbev	22	Anheuser Busch Inbev	^	1,460
	Annaly Capital Management Inc	2,189	Annaly Capital Management Inc	^	21,496
	Anthem Inc	5	Anthem Inc	^	1,313
	Apache Corp	4,600	Apache Corp	^	120,750
	Aphria Inc	420	Aphria Inc	^	2,390
	Apple Hospitality REIT Inc	200	Apple Hospitality REIT Inc	^	2,852
	Apple Inc	5,883	Apple Inc	^	927,989
	Applied Material	2,271	Applied Material	^	74,353
	Applied Optoelectronics Inc	100	Applied Optoelectronics Inc	^	1,543
	Apptio Inc - Class A (acquired 01/11/19)	200	Apptio Inc - Class A (acquired 01/11/19)	^	7,592
	Aptiv PLC	72	Aptiv PLC	^	4,446
	Aquabounty Technologies Inc	1	Aquabounty Technologies Inc	^	2
	Aratana Therapeutics Inc	500	Aratana Therapeutics Inc	^	3,065
	Arbor Realty Trust Inc	480	Arbor Realty Trust Inc	^	4,834
	Archer Daniels Midland	102	Archer Daniels Midland	^	4,187
	Arconic Inc	33	Arconic Inc	^	556
	Ardelyx Inc	2,700	Ardelyx Inc	^	4,833
	Arena Pharmaceuticals	145	Arena Pharmaceuticals	^	5,648
	Ares Capital Corp	41,725	Ares Capital Corp	^	650,071
	Ares Management Corp	1	Ares Management Corp	^	18
	Arista Networks Inc	11	Arista Networks Inc	^	2,318
	Array Biopharma Inc	1,050	Array Biopharma Inc	^	14,962
	Arrowhead Pharmaceuticals Inc	200	Arrowhead Pharmaceuticals Inc	^	2,484
	Arthur J Gallagher	55	Arthur J Gallagher	^	4,053
	Artistdirect Inc (Delisted 8/5/2009)	80	Artistdirect Inc (Delisted 8/5/2009)	^	0
	Asanko Gold Inc	50	Asanko Gold Inc	^	32
	AT&T Inc	26,343	AT&T Inc	^	751,834
	Atlas Blockchain Group Inc	6,000	Atlas Blockchain Group Inc	^	0
	Aurora Cannabis Inc	841	Aurora Cannabis Inc	^	4,171
	Auxly Cannabis Group Inc	980	Auxly Cannabis Group Inc	^	651
	Avangrid Inc	115	Avangrid Inc	^	5,760
	Aveo Pharmaceuticals Inc	3,740	Aveo Pharmaceuticals Inc	^	5,984
	Avid Technology Inc.	8	Avid Technology Inc.	^	38
	Axa Equitable Holdings Inc	200	Axa Equitable Holdings Inc	^	3,326
	Axis Capital Holdings Ltd	52	Axis Capital Holdings Ltd	^	2,685
	Axos Financial Inc	1	Axos Financial Inc	^	25
	B&G Foods Inc A	195	B&G Foods Inc A	^	5,638
	Baidu Inc	60	Baidu Inc	^	9,516
	Banco Bilbao Vizcaya ADR	1	Banco Bilbao Vizcaya ADR	^	5
	Banco Santander Adr	11,090	Banco Santander Adr	^	49,684
	Bank Of America Corp	30,318	Bank Of America Corp	^	747,030
	Bank OZK	35	Bank OZK	^	799
	Barclays Plc ADR	1	Barclays Plc ADR	^	7
	Barings BDC Inc	4,000	Barings BDC Inc	^	36,040
	Bausch Health Cos Inc	3,302	Bausch Health Cos Inc	^	60,988
	Bayer Ag Sponsored ADR	40	Bayer Ag Sponsored ADR	^	703
	BB&T Corp	114	BB&T Corp	^	4,938
	Bed Bath And Beyond Inc	501	Bed Bath And Beyond Inc	^	5,671
	Berkshire Hathaway Inc Cl B	905	Berkshire Hathaway Inc Cl B	^	184,783
	BHP Billiton Plc-Adr	45	BHP Billiton Plc-Adr	^	1,885
	BHP Limited	106	BHP Limited	^	5,125
	Big Lots Inc	680	Big Lots Inc	^	19,666

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Bio-Techne Corp	1	Bio-Techne Corp	^	145
	Blackberry Ltd	450	Blackberry Ltd	^	3,199
	Blackrock 2001 Term Tr Inc	331	Blackrock 2001 Term Tr Inc	^	130,023
	Bloom Energy Corp- A	40	Bloom Energy Corp- A	^	399
	Boeing Company	110	Boeing Company	^	35,475
	Booking Holdings Inc	9	Booking Holdings Inc	^	15,502
	Bp Plc Spons Adr	513	Bp Plc Spons Adr	^	19,460
	Bristol-Myers Squibb Co	178	Bristol-Myers Squibb Co	^	9,246
	Bristow Group Inc	1,640	Bristow Group Inc	^	3,985
	Brookdale Senior Living Inc	1	Brookdale Senior Living Inc	^	7
	Brooks Automation Inc	15	Brooks Automation Inc	^	393
	Cabot Oil & Gas Corp. Class A	952	Cabot Oil & Gas Corp. Class A	^	21,277
	California Resources Corp	300	California Resources Corp	^	5,112
	Cameco Corp	70	Cameco Corp	^	794
	Camping World Holdings Inc-A	45	Camping World Holdings Inc-A	^	516
	Canada Goose Holdings Inc	120	Canada Goose Holdings Inc	^	5,246
	Canadian Imperial Bank Of Commerce	80	Canadian Imperial Bank Of Commerce	^	5,963
	Cannabis Science Inc	200,000	Cannabis Science Inc	^	7,000
	Cannabix Technologies Inc	20,065	Cannabix Technologies Inc	^	20,266
	Cannaroyalty Corp	150	Cannaroyalty Corp	^	712
	Cannlabs Inc	550	Cannlabs Inc	^	58
	Canntrust Holdings Inc (ctst 02/25/19)	9,400	Canntrust Holdings Inc (ctst 02/25/19)	^	45,336
	Canon Adr Inc.	200	Canon Adr Inc.	^	5,520
	Canopy Growth Corp	2,511	Canopy Growth Corp	^	67,471
	Capricor Therapeutics Inc	10	Capricor Therapeutics Inc	^	4
	Cara Therapeutics Inc	2,000	Cara Therapeutics Inc	^	26,000
	Caterpillar Inc	44	Caterpillar Inc	^	5,591
	Cbl & Associates Properties	4,500	Cbl & Associates Properties	^	8,640
	Celgene Corp	2,730	Celgene Corp	^	174,966
	CenturyLinkl Inc	696	CenturyLinkl Inc	^	10,540
	Cerner Corp	100	Cerner Corp	^	5,244
	Ceva Inc	25	Ceva Inc	^	552
	Charles Schwab Corporation	400	Charles Schwab Corporation	^	16,612
	Charlottes Web Holdings Inc	100	Charlottes Web Holdings Inc	^	1,111
	Charter Communications New Cl A	15	Charter Communications New Cl A	^	4,275
	Cheniere Energy Inc	100	Cheniere Energy Inc	^	5,919
	Chesapeake Energy Corp	801	Chesapeake Energy Corp	^	1,682
	Chevron Corp	1,004	Chevron Corp	^	109,221
	Chimera Investment Corp	30	Chimera Investment Corp	^	535
	China Lending Corp	1	China Lending Corp	^	1
	China Mobile Ltd ADR	144	China Mobile Ltd ADR	^	6,917
	Chineseinvestors.Com Inc	2,600	Chineseinvestors.Com Inc	^	1,313
	Chubb Ltd	221	Chubb Ltd	^	28,549
	Cigna Corp	26	Cigna Corp	^	4,938
	Cincinnatti Financial Corp	70	Cincinnatti Financial Corp	^	5,419
	Cintas Corp	334	Cintas Corp	^	56,109
	Cisco Systems Inc	336	Cisco Systems Inc	^	14,580
	Citigroup Inc	3,880	Citigroup Inc	^	201,987
	Cleveland Cliffs Inc	1,500	Cleveland Cliffs Inc	^	11,535
	CME Group Inc	259	CME Group Inc	^	48,723
	Cms Energy Corp	250	Cms Energy Corp	^	12,413
	Cnooc Ltd Spd Adr	33	Cnooc Ltd Spd Adr	^	5,094
	Coca-Cola Company	440	Coca-Cola Company	^	20,834
	Cognex Corp	80	Cognex Corp	^	3,096
	Cognizant Tech Solutns Cl. A	32	Cognizant Tech Solutns Cl. A	^	2,031
	Colgate-Palmolive	629	Colgate-Palmolive	^	37,438
	Collectors Universe	600	Collectors Universe	^	6,816

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Comcast Corp Cl A	2,440	Comcast Corp Cl A	^	83,082
	Comerica Inc.	303	Comerica Inc.	^	20,813
	Concho Resources Inc	216	Concho Resources Inc	^	22,203
	Conocophillips	1,050	Conocophillips	^	65,474
	Constellation Brands Cl. A	30	Constellation Brands Cl. A	^	4,825
	Constellium Nv- Class A	100	Constellium Nv- Class A	^	699
	Control4 Corp	3,440	Control4 Corp	^	60,544
	Corning Inc	149	Corning Inc	^	4,489
	Costco Wholesale Corp-New	542	Costco Wholesale Corp-New	^	110,421
	Coty Inc-Cl A	10	Coty Inc-Cl A	^	68
	Credit Suisse Group Spon Adr	1	Credit Suisse Group Spon Adr	^	11
	Crispr Therapeutics AG	52	Crispr Therapeutics AG	^	1,486
	Criteo SA-Spon ADR	1,480	Criteo SA-Spon ADR	^	33,626
	Cronos Group Inc	5,760	Cronos Group Inc	^	59,846
	Cross Timbers Royalty Trust	550	Cross Timbers Royalty Trust	^	6,006
	Crown Castle Intl Corp	152	Crown Castle Intl Corp	^	16,512
	CV Sciences Inc	10	CV Sciences Inc	^	43
	CVS Health Corp	386	CVS Health Corp	^	25,320
	Cyber-Ark Software Ltd/Israe	175	Cyber-Ark Software Ltd/Israe	^	12,974
	Cypress Semiconductor Corp	250	Cypress Semiconductor Corp	^	3,180
	Danaher Corp Del	393	Danaher Corp Del	^	40,526
	Deep Rock Oil & Gas Inc (delisted)	101	Deep Rock Oil & Gas Inc (delisted)	^	0
	Deere & Co.	5	Deere & Co.	^	746
	Dell Technologies -C	99	Dell Technologies -C	^	4,856
	Delta Air Lines Inc	102	Delta Air Lines Inc	^	5,079
	Deutsche Bank Ag Ord	457	Deutsche Bank Ag Ord	^	3,728
	Devon Energy Corp New	150	Devon Energy Corp New	^	3,381
	Digatrade Financial Corp	101	Digatrade Financial Corp	^	0
	Disney Walt Co	893	Disney Walt Co	^	97,917
	DNIB Unwind Inc (delisted 10/11/16)	15,000	DNIB Unwind Inc (delisted 10/11/16)	^	0
	Docusign Inc	132	Docusign Inc	^	5,291
	Dolby Laboratories Inc A	248	Dolby Laboratories Inc A	^	15,336
	Dominion Energy Inc	80	Dominion Energy Inc	^	5,717
	DowDuPont Inc	422	DowDuPont Inc	^	22,590
	Dragon Victory International	1	Dragon Victory International	^	1
	Dropbox Inc Class A	100	Dropbox Inc Class A	^	2,043
	Dryships Inc	125	Dryships Inc	^	706
	Duke Energy Corp	70	Duke Energy Corp	^	6,041
	Dynacor Gold Mines Inc	800	Dynacor Gold Mines Inc	^	1,017
	Dynavax Technologies Corp	600	Dynavax Technologies Corp	^	5,490
	Eaton Corp PLC	65	Eaton Corp PLC	^	4,463
	Ebay Inc	1,700	Ebay Inc	^	47,719
	Ecolab Inc	50	Ecolab Inc	^	7,367
	Editas Medicine Inc	110	Editas Medicine Inc	^	2,502
	Edwards Lifesciences	509	Edwards Lifesciences	^	77,963
	Elanco Animal Health Inc	275	Elanco Animal Health Inc	^	8,671
	Electronic Arts	130	Electronic Arts	^	10,258
	Emerald Health Therapeutics	875	Emerald Health Therapeutics	^	1,820
	Energous Corp	115	Energous Corp	^	666
	Eni SPA Sponsored ADR	70	Eni SPA Sponsored ADR	^	2,205
	Enphase Energy Inc	10	Enphase Energy Inc	^	47
	Ensco PLC (esv 04/11/19)	2,315	Ensco PLC (esv 04/11/19)	^	8,242
	Enwave Corp	350	Enwave Corp	^	342
	Epizyme Inc	1	Epizyme Inc	^	6
	EPR Properties	80	EPR Properties	^	5,122
	Equifax Inc.	1	Equifax Inc.	^	93
	Equinix Inc	39	Equinix Inc	^	13,750

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Equinor ASA ADR	240	Equinor ASA ADR	^	5,081
	Essex Property Trust Inc	106	Essex Property Trust Inc	^	25,992
	Eton Pharmaceuticals Inc	460	Eton Pharmaceuticals Inc	^	2,815
	Etsy Inc	69	Etsy Inc	^	3,282
	Eurobank Ergasias Sa-Uns ADR	4,685	Eurobank Ergasias Sa-Uns ADR	^	1,179
	Eversource Energy	90	Eversource Energy	^	5,854
	Exact Sciences Corp	19,000	Exact Sciences Corp	^	1,198,900
	Exelixis Inc	500	Exelixis Inc	^	9,835
	Expedia Group Inc	5	Expedia Group Inc	^	563
	Exxon-Mobil Corporation	5,466	Exxon-Mobil Corporation	^	372,740
	Facebook Inc-A	5,121	Facebook Inc-A	^	671,312
	Farmland Partners Inc	4,500	Farmland Partners Inc	^	20,430
	Fedex Corp	40	Fedex Corp	^	6,453
	Fifth Third Bancorp	135	Fifth Third Bancorp	^	3,177
	Fireeye Inc	100	Fireeye Inc	^	1,621
	First Solar Inc	5	First Solar Inc	^	212
	Five Point Holdings LLC Cl A	5	Five Point Holdings LLC Cl A	^	35
	Flir Sys Inc	11	Flir Sys Inc	^	479
	Ford Motor Co New	334	Ford Motor Co New	^	2,554
	Franco Nevada Corp	356	Franco Nevada Corp	^	24,983
	Freeport-Mcmoran Inc	40,321	Freeport-Mcmoran Inc	^	415,710
	Freeseas Inc	1	Freeseas Inc	^	0
	Fuelcell Energy Corp	400	Fuelcell Energy Corp	^	220
	Future Farm Technologies Inc	400	Future Farm Technologies Inc	^	54
	Galapagos Nv Spon ADR	13	Galapagos Nv Spon ADR	^	1,193
	Garrison Capital Inc	3,000	Garrison Capital Inc	^	19,290
	GB Sciences Inc	265	GB Sciences Inc	^	42
	General Cannabis Corp	851	General Cannabis Corp	^	1,276
	General Electric Co	9,791	General Electric Co	^	74,118
	General Mills	736	General Mills	^	28,665
	General Motors Co	10,130	General Motors Co	^	338,861
	Generation Alpha Inc	300	Generation Alpha Inc	^	102
	Gilead Sciences Inc	2,424	Gilead Sciences Inc	^	151,601
	Glaxosmithkline Plc Ads	1,095	Glaxosmithkline Plc Ads	^	41,837
	Glencore International PLC	134	Glencore International PLC	^	487
	Glencore Xstrata -Unsp ADR	215	Glencore Xstrata -Unsp ADR	^	1,555
	Global Cannabis Applications Corp	8,000	Global Cannabis Applications Corp	^	517
	Gold Fields Ltd New Spd Adr	150	Gold Fields Ltd New Spd Adr	^	528
	Goldcorp Inc (nem 04/18/19)	3,000	Goldcorp Inc (nem 04/18/19)	^	29,400
	Goldman Sachs Group Inc	100	Goldman Sachs Group Inc	^	16,705
	Gopher Protocol Inc	101	Gopher Protocol Inc	^	32
	Green Thumb Industries Inc	350	Green Thumb Industries Inc	^	2,811
	Grow Solutions Holdings Inc	6,000	Grow Solutions Holdings Inc	^	25
	Growgeneration Corp	110	Growgeneration Corp	^	247
	Gs Enviroservices Inc (delisted 10/04/17)	250	Gs Enviroservices Inc (delisted 10/04/17)	^	0
	GTT Communications Inc	200	GTT Communications Inc	^	4,732
	GW Pharmaceuticals -ADR	40	GW Pharmaceuticals -ADR	^	3,896
	Habit Restaurants Inc/The-A	300	Habit Restaurants Inc/The-A	^	3,150
	Hain Food Group Inc	676	Hain Food Group Inc	^	10,721
	Halliburton Company	211	Halliburton Company	^	5,608
	Hanni Financial Corp	100	Hanni Financial Corp	^	1,970
	Hartford Financial Services Group	1	Hartford Financial Services Group	^	44
	HCP Inc	11	HCP Inc	^	307
	Healthcare Trust Of America	210	Healthcare Trust Of America	^	5,315
	Helios And Matheson Analytic Inc	14,370	Helios And Matheson Analytic Inc	^	230
	Helix Tcs Inc	250	Helix Tcs Inc	^	225
	Hemp Inc	5,000	Hemp Inc	^	188

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Hercules Capital Inc	2,000	Hercules Capital Inc	^	22,100
	Hexo Corp (hexo 01/23/19)	125	Hexo Corp (hexo 01/23/19)	^	429
	Himax Technologies Inc- ADR	5,000	Himax Technologies Inc- ADR	^	17,150
	Home Depot Incorporated	711	Home Depot Incorporated	^	122,174
	Hon Hai Precision-Gdr Reg S	74	Hon Hai Precision-Gdr Reg S	^	351
	Honeywell International	369	Honeywell International	^	48,752
	Houghton Mifflin Harcourt Co	300	Houghton Mifflin Harcourt Co	^	2,658
	Hsbc Hldgs PLC	1	Hsbc Hldgs PLC	^	41
	Huntington Bancshares	274	Huntington Bancshares	^	3,266
	II VI Inc	80	II VI Inc	^	2,597
	Illumina Inc	81	Illumina Inc	^	24,294
	Immunicon Corp (Delisted 7/25/2014)	6,000	Immunicon Corp (Delisted 7/25/2014)	^	0
	Immunocellular Therapeutics	58,750	Immunocellular Therapeutics	^	999
	Impala Platinum Spon Adr	200	Impala Platinum Spon Adr	^	502
	Ingersoll Rand PLC	247	Ingersoll Rand PLC	^	22,534
	Inmed Pharmaceuticals Inc	350	Inmed Pharmaceuticals Inc	^	89
	Innovative Industrial Proper	25	Innovative Industrial Proper	^	1,135
	Intel Corporation	302	Intel Corporation	^	14,173
	Intellia Therapeutics Inc	200	Intellia Therapeutics Inc	^	2,730
	Intellipharmaceutics Internal (ipcif 03/21/19)	2,000	Intellipharmaceutics Internal (ipcif 03/21/19)	^	484
	Interactive Brokers Growth A	101	Interactive Brokers Growth A	^	5,492
	Intercept Pharmaceuticals In	100	Intercept Pharmaceuticals In	^	10,079
	Intl Business Machines Inc	999	Intl Business Machines Inc	^	113,610
	Intrexon Corp	200	Intrexon Corp	^	1,308
	Invitae Corp	400	Invitae Corp	^	4,424
	Invitation Homes Inc	142	Invitation Homes Inc	^	2,851
	Iovance Biotherapeutics Inc	100	Iovance Biotherapeutics Inc	^	885
	IPG Photonics Corp	80	IPG Photonics Corp	^	9,063
	Iqiyi Inc-ADR	1,950	Iqiyi Inc-ADR	^	28,996
	Irhythm Technologies Inc	1	Irhythm Technologies Inc	^	69
	Irobot Corp	5	Irobot Corp	^	419
	Iron Mountain Inc	1,120	Iron Mountain Inc	^	36,299
	Izea Worldwide Inc	3,898	Izea Worldwide Inc	^	3,820
	JD.com Inc-ADR	267	JD.com Inc-ADR	^	5,588
	Jefferies Financial Group Inc	605	Jefferies Financial Group Inc	^	10,503
	Johnson & Johnson	295	Johnson & Johnson	^	38,070
	JPMorgan Chase & Co	741	JPMorgan Chase & Co	^	72,336
	Kansas City Southern	5	Kansas City Southern	^	477
	Karyopharm Therapeutics Inc	3,000	Karyopharm Therapeutics Inc	^	28,110
	Keycorp	358	Keycorp	^	5,287
	Kimberly Clark	50	Kimberly Clark	^	5,697
	Kroger Co	101	Kroger Co	^	2,789
	KushCo Holdings Inc	311	KushCo Holdings Inc	^	1,670
	Ladder Capital Corp-Reit	1,500	Ladder Capital Corp-Reit	^	23,205
	Lam Research Corp	32	Lam Research Corp	^	4,394
	Lamar Advertising Co A	70	Lamar Advertising Co A	^	4,843
	Las Vegas Sands Corp	13	Las Vegas Sands Corp	^	695
	Leafbuyer Technologies Inc	500	Leafbuyer Technologies Inc	^	225
	Lennar Corp - B	2	Lennar Corp - B	^	63
	Lexaria Bioscience Corp	15	Lexaria Bioscience Corp	^	14
	LG Display Co Ltd ADR	1,200	LG Display Co Ltd ADR	^	9,828
	Liberty Property Trust	195	Liberty Property Trust	^	8,167
	Lifestyle Delivery Systems I	265	Lifestyle Delivery Systems I	^	58
	Linde PLC	130	Linde PLC	^	20,285
	Liquidity Services Inc	250	Liquidity Services Inc	^	1,543
	Lloyds Tsb Group Plc ADR	1	Lloyds Tsb Group Plc ADR	^	3
	Lockheed Martin Corp	81	Lockheed Martin Corp	^	21,209

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Lowes Co Inc	184	Lowes Co Inc	^	16,994
	Ltc Properties Inc	55	Ltc Properties Inc	^	2,292
	Lumber Liquidators Holdings	1,200	Lumber Liquidators Holdings	^	11,424
	Lumentum Holdings Inc	315	Lumentum Holdings Inc	^	13,233
	MACOM Technology Solutions Holdings Inc	100	MACOM Technology Solutions Holdings Inc	^	1,451
	Macquarie Infrastructure Corp	101	Macquarie Infrastructure Corp	^	3,693
	Magna Int’l Inc.	891	Magna Int’l Inc.	^	40,496
	Mankind Corp	500	Mankind Corp	^	530
	Marathon Petroleum Corp	100	Marathon Petroleum Corp	^	5,901
	Marijuana Company Of America	5,500	Marijuana Company Of America	^	112
	Marimed Inc	350	Marimed Inc	^	1,138
	Marriot Vacations World	1	Marriot Vacations World	^	71
	Massroots	825	Massroots	^	49
	Mastercard Inc A	575	Mastercard Inc A	^	108,474
	Matson Inc	154	Matson Inc	^	4,918
	Maxim Integrated Prods Inc	103	Maxim Integrated Prods Inc	^	5,240
	McDermott Int’l	632	McDermott Int’l	^	4,133
	Mcdonalds Corp	826	Mcdonalds Corp	^	146,706
	McEwen Mining Inc	365	McEwen Mining Inc	^	664
	Medical Marijuana Inc	40,950	Medical Marijuana Inc	^	3,059
	Medical Properties Trust Inc	1,311	Medical Properties Trust Inc	^	21,084
	Medmen Enterprises Inc	5,700	Medmen Enterprises Inc	^	16,074
	Medtainer Inc (mdtrd 03/22/19)	30,000	Medtainer Inc (mdtrd 03/22/19)	^	234
	Mercadolibre Inc	35	Mercadolibre Inc	^	10,250
	Merck & Company Inc	218	Merck & Company Inc	^	16,632
	Mercury Gen Corp	106	Mercury Gen Corp	^	5,484
	Michael Kors Hldgs Ltd Shs (cpri 01/02/19)	143	Michael Kors Hldgs Ltd Shs (cpri 01/02/19)	^	5,423
	Microchip Technology	5	Microchip Technology	^	360
	Micron Tech. Inc.	2,150	Micron Tech. Inc.	^	68,220
	Microsoft Corporation	3,481	Microsoft Corporation	^	353,575
	Microvision Inc	1,600	Microvision Inc	^	966
	Mid America Apt Community	85	Mid America Apt Community	^	8,135
	Mimedx Group Inc	101	Mimedx Group Inc	^	181
	Mitsubishi UFJ Financial ADR	1,583	Mitsubishi UFJ Financial ADR	^	7,709
	Mobile Telesys Ojsc Spon Adr	1,152	Mobile Telesys Ojsc Spon Adr	^	8,061
	Mobileye Nv (acquired 05/03/18)	1	Mobileye Nv (acquired 05/03/18)	^	63
	Mogo Finance Technology Inc	1	Mogo Finance Technology Inc	^	2
	Molson Coors Brewing Co-B	435	Molson Coors Brewing Co-B	^	24,423
	Momo Inc-Spon Adr	250	Momo Inc-Spon Adr	^	5,938
	Mondelez International Inc	101	Mondelez International Inc	^	4,043
	Monster Beverage Corp	120	Monster Beverage Corp	^	5,906
	MPX Bioceutical Corp (ithu.f 02/07/19)	250	MPX Bioceutical Corp (ithu.f 02/07/19)	^	161
	MSG Networks Inc	250	MSG Networks Inc	^	5,890
	Mydx Inc	13,500	Mydx Inc	^	30
	Myriad Genetics Inc	100	Myriad Genetics Inc	^	2,907
	Namaste Technologies Inc	200	Namaste Technologies Inc	^	117
	Nantkwest Inc	10,000	Nantkwest Inc	^	11,600
	Nate’s Food Co	1,017,308	Nate’s Food Co	^	1,628
	National Bank Of Greece	3,041	National Bank Of Greece	^	3,727
	National Retail Properties Inc	190	National Retail Properties Inc	^	9,217
	NetEase Inc	45	NetEase Inc	^	10,643
	Netflix Inc	548	Netflix Inc	^	146,678
	Netgear Inc	292	Netgear Inc	^	15,193
	New Age Beverages Corp	3,400	New Age Beverages Corp	^	17,680
	New Mountain Finance Corp	2,000	New Mountain Finance Corp	^	25,160
	Newell Brands Inc	45	Newell Brands Inc	^	835
	Newmont Goldcorp Corp	150	Newmont Goldcorp Corp	^	5,198

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Nextech AR Solutions Corp	34	Nextech AR Solutions Corp	^	25
	Nextera Energy Inc	204	Nextera Energy Inc	^	35,459
	NextGen Healthcare Inc	701	NextGen Healthcare Inc	^	10,614
	Nike Inc.	25	Nike Inc.	^	1,854
	Nintendo Ltd Adr New Japan	117	Nintendo Ltd Adr New Japan	^	3,873
	Nio Inc - ADR	20,757	Nio Inc - ADR	^	132,222
	Niu Technologies Spons ADR	50	Niu Technologies Spons ADR	^	350
	Nokia Corp ADR	100	Nokia Corp ADR	^	582
	Nordic American Offshore Ltd (nao 01/28/19)	1	Nordic American Offshore Ltd (nao 01/28/19)	^	0
	Nordic American Tankers Ltd	102	Nordic American Tankers Ltd	^	204
	Nortel Networks (delisted 10/14/15)	2	Nortel Networks (delisted 10/14/15)	^	0
	North American Cannabis Holding	1,200,193	North American Cannabis Holding	^	1,500
	Northrop Grumman Corp	124	Northrop Grumman Corp	^	30,368
	Novavax Inc.	100	Novavax Inc.	^	184
	Novocure Ltd	100	Novocure Ltd	^	3,348
	Nuance Communications Inc	50	Nuance Communications Inc	^	662
	Nucor Inc	750	Nucor Inc	^	38,858
	Nutanix Inc - A	1	Nutanix Inc - A	^	42
	Nutrafuels Inc (nlbs 03/06/19)	101	Nutrafuels Inc (nlbs 03/06/19)	^	20
	Nutrien Ltd	37	Nutrien Ltd	^	1,739
	Nvidia Corp	1,140	Nvidia Corp	^	152,207
	Obseva SA	500	Obseva SA	^	6,330
	Ocular Therapeutix Inc	1,000	Ocular Therapeutix Inc	^	3,980
	Office Pptys Income Tr	78	Office Pptys Income Tr	^	533
	Okta Inc	60	Okta Inc	^	3,828
	Omeros Corp	400	Omeros Corp	^	4,456
	One Gas Inc	79	One Gas Inc	^	6,288
	Oneok Inc	80	Oneok Inc	^	4,316
	Orezone Gold Corp	300	Orezone Gold Corp	^	126
	Organigram Holdings Inc	1,100	Organigram Holdings Inc	^	3,925
	Organovo Holdings Inc	200	Organovo Holdings Inc	^	191
	Pacific Premier Bancorp Inc	25	Pacific Premier Bancorp Inc	^	638
	Pacwest Bancorp	88	Pacwest Bancorp	^	2,929
	Pagseguro Digital Ltd-Cl A	400	Pagseguro Digital Ltd-Cl A	^	7,492
	Pandora Media Inc (siri 02/01/19)	500	Pandora Media Inc (siri 02/01/19)	^	4,045
	Paratek Pharmaceuticals Inc	1,600	Paratek Pharmaceuticals Inc	^	8,208
	Pareteum Corp	1,677	Pareteum Corp	^	2,834
	Parker Hannifin Corp	10	Parker Hannifin Corp	^	1,517
	Patterson Cos Inc	712	Patterson Cos Inc	^	13,998
	Paychex Inc	75	Paychex Inc	^	4,886
	Paypal Holdings Inc	205	Paypal Holdings Inc	^	17,239
	Peak Pharmaceuticals Inc	1,750	Peak Pharmaceuticals Inc	^	209
	Pengrowth Energy Corp	860	Pengrowth Energy Corp	^	384
	Peoples United Financial Inc	25	Peoples United Financial Inc	^	361
	Pepsico Inc	549	Pepsico Inc	^	60,654
	Perrigo Co PLC	522	Perrigo Co PLC	^	20,228
	Petersen Cos Inc Cl A	200	Petersen Cos Inc Cl A	^	142
	Petroleo Brasileiro Spon Adr	706	Petroleo Brasileiro Spon Adr	^	9,185
	Pfizer Incorporated	305	Pfizer Incorporated	^	13,313
	Pg&e Corp	11	Pg&e Corp	^	261
	PGT Innovations Inc	25	PGT Innovations Inc	^	396
	Philip Morris International	382	Philip Morris International	^	25,529
	Phillips 66	51	Phillips 66	^	4,404
	Pioneer Natural Resources Co	60	Pioneer Natural Resources Co	^	7,908
	Pitney Bowes	526	Pitney Bowes	^	3,111
	Pnc Financial Svc Group	330	Pnc Financial Svc Group	^	38,580
	Portola Pharmaceuticals Inc	400	Portola Pharmaceuticals Inc	^	7,808

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Portugal Telecomm Sgps S A Sponsored ADR	1	Portugal Telecomm Sgps S A Sponsored ADR	^	0
	Precipio Inc (prpo 04/29/19)	13	Precipio Inc (prpo 04/29/19)	^	2
	Preferred Bank/Los Angeles	3	Preferred Bank/Los Angeles	^	130
	Procter & Gamble Co	235	Procter & Gamble Co	^	21,605
	Progenics Pharmaceuticals Inc	100	Progenics Pharmaceuticals Inc	^	420
	Proteostasis Therapeutics In	750	Proteostasis Therapeutics In	^	2,430
	Prudential Finl Inc	159	Prudential Finl Inc	^	12,967
	PTC Inc	25	PTC Inc	^	2,073
	Pulte Group Inc	1,801	Pulte Group Inc	^	46,808
	Puma Biotechnology Inc	5,800	Puma Biotechnology Inc	^	118,030
	Qiwi Plc-Sponsored ADR	1	Qiwi Plc-Sponsored ADR	^	14
	Qorvo Inc	2,060	Qorvo Inc	^	125,104
	Qualcomm	317	Qualcomm	^	18,026
	Qudian Inc Spon ADR	1	Qudian Inc Spon ADR	^	4
	Quest Diagnostics Inc	11	Quest Diagnostics Inc	^	916
	Radius Health Inc	100	Radius Health Inc	^	1,649
	Raytheon Co	336	Raytheon Co	^	51,460
	Realty Income Corp	10	Realty Income Corp	^	630
	Red Hat Inc	25	Red Hat Inc	^	4,391
	Redfin Corp	266	Redfin Corp	^	3,830
	Regions Finl Corp Com	331	Regions Finl Corp Com	^	4,426
	Resideo Technologies Inc	24	Resideo Technologies Inc	^	493
	Restaurant Brands Intl Inc	221	Restaurant Brands Intl Inc	^	11,581
	Revolution Lighting Technologies Inc	375	Revolution Lighting Technologies Inc	^	152
	Rio Tinto PLC ADR	1	Rio Tinto PLC ADR	^	49
	Rite Aid Corp (rad 4/22/19)	3,951	Rite Aid Corp (rad 4/22/19)	^	2,799
	Roku Inc	2,221	Roku Inc	^	68,051
	Roots Corp	500	Roots Corp	^	1,140
	Roper Technologies Inc	74	Roper Technologies Inc	^	19,723
*	Royal Bank Of Canada	1,068,743	Royal Bank Of Canada	^	73,230,238
	Royal Gold Inc	332	Royal Gold Inc	^	28,437
	Sabine Royalty Tr	140	Sabine Royalty Tr	^	5,219
	Salesforce.Com Inc	342	Salesforce.Com Inc	^	46,844
	Samaritan Pharmaceuticals (Delisted 8/15/2011)	1,166	Samaritan Pharmaceuticals (Delisted 8/15/2011)	^	0
	Sandstorm Gold Ltd	600	Sandstorm Gold Ltd	^	2,766
	Sanofi - Aventis Sa Adr	10	Sanofi - Aventis Sa Adr	^	434
	Santander Consumer USA Holdi	1	Santander Consumer USA Holdi	^	18
	Sarepta Therapeutics Inc	2,400	Sarepta Therapeutics Inc	^	261,912
	SBA Communications Corp	12	SBA Communications Corp	^	1,943
	Scotts Miracle-Gro Co Cl A	23	Scotts Miracle-Gro Co Cl A	^	1,394
	Seabridge Res Inc	325	Seabridge Res Inc	^	4,300
	Seadrill Ltd	10	Seadrill Ltd	^	98
	Secoo Holding Ltd ADR	1	Secoo Holding Ltd ADR	^	9
	Semiconductor Corporation	300	Semiconductor Corporation	^	4,953
	Sendgrid Inc (twlo 02/01/19)	277	Sendgrid Inc (twlo 02/01/19)	^	11,958
	Shake Shack Inc - Class A	8	Shake Shack Inc - Class A	^	363
	Shopify Inc - A	26	Shopify Inc - A	^	3,600
	Silicon Laboratories	10	Silicon Laboratories	^	788
	Sirius XM Holdings Inc	100	Sirius XM Holdings Inc	^	571
	Six Flags Entertainment Corp	115	Six Flags Entertainment Corp	^	6,398
	Smith A O	136	Smith A O	^	5,792
	Snap Inc - A	2,302	Snap Inc - A	^	12,684
	SOL Global Investments Corp	100	SOL Global Investments Corp	^	166
	Solaredge Technologies Inc	10	Solaredge Technologies Inc	^	351
	Sonoco Products Co	98	Sonoco Products Co	^	5,207
	Sonos Inc	2,000	Sonos Inc	^	19,640
	Southwestern Energy Co	400	Southwestern Energy Co	^	1,364

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Spark Therapeutics Inc	25	Spark Therapeutics Inc	^	979
	Spero Therapeutics Inc	730	Spero Therapeutics Inc	^	4,490
	Splunk Inc	100	Splunk Inc	^	10,485
	Spotify Technology Sa	60	Spotify Technology Sa	^	6,810
	Sprott Inc	350	Sprott Inc	^	658
	Sprouts Farmers Markets Inc	1,000	Sprouts Farmers Markets Inc	^	23,510
	Square Inc - A	137	Square Inc - A	^	7,684
	SS&C Technologies Holdings	50	SS&C Technologies Holdings	^	2,256
	Stag Industrial Inc	200	Stag Industrial Inc	^	4,976
	Starbucks Corp.	356	Starbucks Corp.	^	22,944
	Starpharma Holdings-Spon Adr	14,000	Starpharma Holdings-Spon Adr	^	115,500
	Starwood Property Trust Inc	441	Starwood Property Trust Inc	^	8,692
	Stein Mart Inc.	25,000	Stein Mart Inc.	^	26,750
	Stemline Therapeutics Inc	4,000	Stemline Therapeutics Inc	^	38,000
	Stereotaxis Inc	65,300	Stereotaxis Inc	^	70,589
	Stmicroelectronics Nv	283	Stmicroelectronics Nv	^	3,931
	Strata Skin Sciences Inc	800	Strata Skin Sciences Inc	^	2,080
	Stratasys LTD	100	Stratasys LTD	^	1,801
	Strongbridge Biopharma Plc	800	Strongbridge Biopharma Plc	^	3,584
	Stryker Corporation	343	Stryker Corporation	^	53,765
	Sugarmade Inc	1,000	Sugarmade Inc	^	95
	Summit Hotel Properties Inc	417	Summit Hotel Properties Inc	^	4,054
	Suncor Energy Inc	140	Suncor Energy Inc	^	3,916
	Sunpower Corp	15	Sunpower Corp	^	75
	Sunrun Inc	15	Sunrun Inc	^	163
	Suntory Beverage & Food-U ADR	50	Suntory Beverage & Food-U ADR	^	1,129
	Suntrust Banks	623	Suntrust Banks	^	31,424
	Support.com Inc	1,200	Support.com Inc	^	2,952
	Switch Inc - A	604	Switch Inc - A	^	4,226
	Synergy Pharmaceuticals Inc (acquired 05/02/19)	1,200	Synergy Pharmaceuticals Inc (acquired 05/02/19)	^	137
	Synopsys Inc	25	Synopsys Inc	^	2,106
	Sysco Corp	75	Sysco Corp	^	4,700
	Tableau Software Inc-Cl A	90	Tableau Software Inc-Cl A	^	10,800
	Taiwan Semiconductor	82	Taiwan Semiconductor	^	3,028
	Take Two Interactive	100	Take Two Interactive	^	10,294
	Target Corp	326	Target Corp	^	21,577
	Taseko Mines LTD	10,000	Taseko Mines LTD	^	4,730
	Teladoc Health Inc	30	Teladoc Health Inc	^	1,487
	Tellurian Inc	545	Tellurian Inc	^	3,788
	Tencent Holdings Ltd ADR	1,027	Tencent Holdings Ltd ADR	^	40,536
	Teradyne Inc	140	Teradyne Inc	^	4,407
	Teranga Gold Corp	40	Teranga Gold Corp	^	119
	Tesla Inc	132	Tesla Inc	^	43,930
	Teva Pharmaceutical Industries LTD ADR	31,000	Teva Pharmaceutical Industries LTD ADR	^	478,020
	Texas Instruments Inc	25	Texas Instruments Inc	^	2,363
	The Kraft Heinz Co	2,308	The Kraft Heinz Co	^	99,336
	The Mosaic Co	240	The Mosaic Co	^	7,010
	The Wendy’s Co	100	The Wendy’s Co	^	1,561
	Thermo Fisher Scientific Inc	317	Thermo Fisher Scientific Inc	^	70,941
	Tilly’s Inc-Class A Shrs	375	Tilly’s Inc-Class A Shrs	^	4,073
	Tilray Inc-Class 2 Common	75	Tilray Inc-Class 2 Common	^	5,291
	Top Ships Inc	484	Top Ships Inc	^	398
	Total Fina Elf Sa Adr	106	Total Fina Elf Sa Adr	^	5,516
	Trade Desk Inc/The -Class A	25	Trade Desk Inc/The -Class A	^	2,902
	Transenterix Inc	1,945	Transenterix Inc	^	4,396
	Transocean Ltd	1	Transocean Ltd	^	7
	Travelers Cos Inc	5	Travelers Cos Inc	^	599

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Trican Well Service	600	Trican Well Service	^	518
	Triton International Ltd	20	Triton International Ltd	^	621
	Tucows Inc	100	Tucows Inc	^	6,006
	Twitter Inc	845	Twitter Inc	^	24,285
	Tyson Foods Inc Cl A	135	Tyson Foods Inc Cl A	^	7,209
	UBS Group AG	1	UBS Group AG	^	12
	Umpqua Holdings Corp	200	Umpqua Holdings Corp	^	3,180
	Under Armor Inc - Cl A	305	Under Armor Inc - Cl A	^	5,389
	Under Armor Inc - CL C	300	Under Armor Inc - CL C	^	4,851
	Unilever Plc Spon Adr New	100	Unilever Plc Spon Adr New	^	5,225
	Union Pacific Corp.	330	Union Pacific Corp.	^	45,628
	Unitedhealth Group Inc	333	Unitedhealth Group Inc	^	82,958
	Universal Display Corp	56	Universal Display Corp	^	5,245
	Urogen Pharma Ltd	1,400	Urogen Pharma Ltd	^	60,284
	Us Global Nanospace Inc	2,000	Us Global Nanospace Inc	^	1
	V.F. Corp.	77	V.F. Corp.	^	5,479
	Vale SA ADR	120	Vale SA ADR	^	1,583
	Veeva Systems Inc-Class A	70	Veeva Systems Inc-Class A	^	6,252
	Veolia Environnement ADR	1	Veolia Environnement ADR	^	20
	Verastem Inc	6,900	Verastem Inc	^	23,184
	Veritas Pharma Inc (vrthd 02/11/19)	1	Veritas Pharma Inc (vrthd 02/11/19)	^	0
	Verizon Communications	1,744	Verizon Communications	^	98,034
	Vertex Pharmaceuticals	10	Vertex Pharmaceuticals	^	1,657
	Visa Inc Class A Shares	1,970	Visa Inc Class A Shares	^	259,871
	Vivint Solar Inc	10	Vivint Solar Inc	^	38
	VMWare Inc Class A	120	VMWare Inc Class A	^	16,439
	VTV Therapeutics Inc- Cl A	1,500	VTV Therapeutics Inc- Cl A	^	3,975
	W P Carey Inc	130	W P Carey Inc	^	8,494
	Waddell & Reed Financial Cl A	1	Waddell & Reed Financial Cl A	^	18
	Walgreens Boots Alliance Inc	24	Walgreens Boots Alliance Inc	^	1,670
	Walmart Inc	1,283	Walmart Inc	^	119,501
	Waste Management Inc	120	Waste Management Inc	^	10,679
	Weedmd Inc	1,000	Weedmd Inc	^	968
	Wells Fargo & Co New	229	Wells Fargo & Co New	^	10,573
	Welltower Inc	95	Welltower Inc	^	6,594
	Western Digital Corp	100	Western Digital Corp	^	3,697
	Westlake Chemical Corp	10	Westlake Chemical Corp	^	662
	Westport Innovations Inc	500	Westport Innovations Inc	^	665
	WestRock	152	WestRock	^	5,740
	Weyerhaeuser Co	27	Weyerhaeuser Co	^	584
	Wheaton Precious Metals Corp	312	Wheaton Precious Metals Corp	^	6,098
	Williams Co.	260	Williams Co.	^	5,728
	Workday Inc-Class A	92	Workday Inc-Class A	^	14,691
	WPX Energy Inc	1,300	WPX Energy Inc	^	14,755
	Xcel Energy Inc	115	Xcel Energy Inc	^	5,666
	Xilinx Inc	5	Xilinx Inc	^	426
	Yamana Gold Inc	2,000	Yamana Gold Inc	^	4,720
	Yellow Media Ltd	25	Yellow Media Ltd	^	120
	Yum! Brands Inc.	202	Yum! Brands Inc.	^	18,613
	YY Inc-ADR	107	YY Inc-ADR	^	6,405
	Zayo Group Holdings Inc	25	Zayo Group Holdings Inc	^	571
	Zillow Group Inc CL A	50	Zillow Group Inc CL A	^	1,572
	Zillow Group Inc CL C	20	Zillow Group Inc CL C	^	632
	ZioPharm Oncology Inc	1,250	ZioPharm Oncology Inc	^	2,338
	Zoetis Inc	595	Zoetis Inc	^	50,896
	Zoned Properties Inc	575	Zoned Properties Inc	^	137
	Zosano Pharma Corp	500	Zosano Pharma Corp	^	1,060

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Bank Of America Corp-Cw19	20,000	Bank Of America Corp-Cw19	^	256,000
	Citigroup Inc Cw19	135,000	Citigroup Inc Cw19	^	14
	Silverbow Resources Inc	9	Silverbow Resources Inc	^	0
	Silverbow Resources Inc	9	Silverbow Resources Inc	^	1
	Yellow Media Ltd-Cw22	14	Yellow Media Ltd-Cw22	^	3
			TOTAL COMMON STOCKS		91,151,142

	COMMON COLLECTIVE FUNDS
	Loomis Sayles Large Cap Growth Trust C	2,003,287	Loomis Sayles Large Cap Growth Trust C	^	39,584,943
	Prudential Core Plus Bond Fund Class 5	291,535	Prudential Core Plus Bond Fund Class 5	^	46,969,213
			TOTAL COMMON COLLECTIVE FUNDS		86,554,156

	MUTUAL FUNDS
	180 Degree Capital Corp	300	180 Degree Capital Corp	^	525
	AB Discovery Value Z	1,732,094	AB Discovery Value Z	^	29,636,134
	Aberdeen Asia Pacific Income Fd	3,672	Aberdeen Asia Pacific Income Fd	^	14,211
	Aberdeen Standard Physical P	50	Aberdeen Standard Physical P	^	5,952
	Akre Focus Retail	2,646	Akre Focus Retail	^	89,788
	Alerian Mlp ETF	250	Alerian Mlp ETF	^	2,182
	Alps International Sector Di	208	Alps International Sector Di	^	4,959
	Alps Sector Dividend Dogs	130	Alps Sector Dividend Dogs	^	5,073
	Altaba Inc	175	Altaba Inc	^	10,139
	American Century Select Inv	78	American Century Select Inv	^	4,825
	American Funds Europacific Growth R6	913,466	American Funds Europacific Growth R6	^	41,096,818
	American Funds Growth Fund of Amer F1	33	American Funds Growth Fund of Amer F1	^	1,418
	American Funds New Perspective F1	133	American Funds New Perspective F1	^	4,970
	American Funds New World R6	512,856	American Funds New World R6	^	29,376,408
	Amplify Online Retail ETF	11	Amplify Online Retail ETF	^	441
	Ark Web X.O ETF	10	Ark Web X.O ETF	^	424
	Arrow Managed Futures Strategy A	3,450	Arrow Managed Futures Strategy A	^	22,389
	Berkshire Focus	1,455	Berkshire Focus	^	32,482
	Bitcoin Investment Trust (gbtc 01/17/19)	1,250	Bitcoin Investment Trust (gbtc 01/17/19)	^	4,956
	Blackrock Resources & Commodities Strategy Trust	100	Blackrock Resources & Commodities Strategy Trust	^	706
	Brookfield Global Listed Real Estate Y	22,367	Brookfield Global Listed Real Estate Y	^	263,933
	Brown Capital Mgmt Small Co Inv	663	Brown Capital Mgmt Small Co Inv	^	55,264
	Calamos Conv Opp Inc Sbi	7,493	Calamos Conv Opp Inc Sbi	^	66,386
	Calamos Convertible & High Income	7,964	Calamos Convertible & High Income	^	74,860
	Calamos Global Total Return	2,000	Calamos Global Total Return	^	20,320
	Cambria Shareholder Yield Et	1,000	Cambria Shareholder Yield Et	^	32,470
	Carillon Eagle Small Cap Growth R5	590,057	Carillon Eagle Small Cap Growth R5	^	26,617,474
	Carillon Scout Mid Cap I	83	Carillon Scout Mid Cap I	^	1,322
*	City National Rochdale Corp Bond Svc	83,163	City National Rochdale Corp Bond Svc	^	845,766
*	City National Rochdale Div & Inc N	7,545	City National Rochdale Div & Inc N	^	265,062
*	City National Rochdale Fxd Inc Opps N	105,002	City National Rochdale Fxd Inc Opps N	^	2,496,948
*	City National Rochdale Govt Bond Instl	4	City National Rochdale Govt Bond Instl	^	38
*	City National Rochdale Govt Bond Svc	33,793	City National Rochdale Govt Bond Svc	^	350,095
*	City National Rochdale Hi-Yld Bond Instl	4,040,017	City National Rochdale Hi-Yld Bond Instl	^	29,532,522
*	City National Rochdale Hi-Yld Bond Svc	9,045	City National Rochdale Hi-Yld Bond Svc	^	66,026
*	City National Rochdale Sel Str-1	9,872	City National Rochdale Sel Str-1	^	100,987
*	City National Rochdale US Cor Eq Svc	3,173	City National Rochdale US Cor Eq Svc	^	48,322
	Delaware Small Cap Value Instl	1,209	Delaware Small Cap Value Instl	^	63,726
	Direxion Daily Csi China Int	1	Direxion Daily Csi China Int	^	19
	Direxion Daily Gold Miners Index Bull 3X Shares	125	Direxion Daily Gold Miners Index Bull 3X Shares	^	2,187
	Direxion Daily Latin America	24	Direxion Daily Latin America	^	463
	Direxion Daily Small Cap Bear 3X Shares	1,000	Direxion Daily Small Cap Bear 3X Shares	^	15,220
	Direxion Nasdaq-100 Eq Weigh	1,334	Direxion Nasdaq-100 Eq Weigh	^	54,107
	Dodge & Cox Income	4,265	Dodge & Cox Income	^	56,555

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	DoubleLine Total Return Bond N	4,959	DoubleLine Total Return Bond N	^	51,620
	Drxn Daily S&P Biotech Bear	1	Drxn Daily S&P Biotech Bear	^	43
	Drxn Daily S&P Biotech Bull	150	Drxn Daily S&P Biotech Bull	^	4,929
	Drxn Daily S&P Oil&Gas Bear	495	Drxn Daily S&P Oil&Gas Bear	^	8,707
	Drxn DSI C Ch A-Shr Bear 1X	70	Drxn DSI C Ch A-Shr Bear 1X	^	2,785
	Eaton Vance Floating-Rate Advantage I	6,121	Eaton Vance Floating-Rate Advantage I	^	63,658
	Eaton Vance Ltd Duration Income	2,000	Eaton Vance Ltd Duration Income	^	23,840
	Eaton Vance Sr Floating Rate Fund	100	Eaton Vance Sr Floating Rate Fund	^	1,255
	Eaton Vance Tax - Managed Glob	2,225	Eaton Vance Tax - Managed Glob	^	16,595
	Energy Bull 3X Shares	1,000	Energy Bull 3X Shares	^	15,150
	Etfmg Alternative Harvest	5,015	Etfmg Alternative Harvest	^	125,074
	ETFMG Prime Mobile Payments ETF	11	ETFMG Prime Mobile Payments ETF	^	384
	Fidelity Financials Etf	49	Fidelity Financials Etf	^	1,693
	Fidelity Info Tech ETF	60	Fidelity Info Tech ETF	^	2,954
	Fidelity Sel Transportation	85	Fidelity Sel Transportation	^	7,139
	Fidelity® 500 Index Institutional Prem	1,055	Fidelity® 500 Index Institutional Prem	^	91,872
	Fidelity® Contrafund®	8,598	Fidelity® Contrafund®	^	94,665
	Fidelity® Emerging Markets	269	Fidelity® Emerging Markets	^	7,154
	Fidelity® New Markets Income	2,637	Fidelity® New Markets Income	^	37,627
	Fidelity® OTC	3,376	Fidelity® OTC	^	33,590
	Fidelity® Select Construction & Hsg Port	141	Fidelity® Select Construction & Hsg Port	^	6,732
	Fidelity® Select Health Care Svcs Port	57	Fidelity® Select Health Care Svcs Port	^	4,984
	Fidelity® Select IT Services	156	Fidelity® Select IT Services	^	8,463
	Fidelity® Select Medical Tech and Devcs	167	Fidelity® Select Medical Tech and Devcs	^	7,905
	Fidelity® Select Retailing	631	Fidelity® Select Retailing	^	8,609
	Fidelity® Select Software & IT Svcs Port	530	Fidelity® Select Software & IT Svcs Port	^	8,634
	Fidelity® Trend	419	Fidelity® Trend	^	36,564
	Fiera Capital Emerging Markets Instl	25,791	Fiera Capital Emerging Markets Instl	^	1,024,943
	Fiera Capital Emerging Markets Inv	3,289	Fiera Capital Emerging Markets Inv	^	130,318
	Financial Bull 3X Shares	2	Financial Bull 3X Shares	^	90
	First Trust Cloud Computing ETF	111	First Trust Cloud Computing ETF	^	5,380
	First Trust Multi Cap Growth	3,000	First Trust Multi Cap Growth	^	183,900
	First Trust Nasdaq Oil & Gas	100	First Trust Nasdaq Oil & Gas	^	1,640
	First Trust Nasdq 100 Tech I	100	First Trust Nasdq 100 Tech I	^	6,806
	First Trust NASDQ Semiconductor	2	First Trust NASDQ Semiconductor	^	52
	FMI Large Cap	165	FMI Large Cap	^	2,851
	Gabelli Equity Tr Inc	5,908	Gabelli Equity Tr Inc	^	30,129
	Glenmede Quant US Large Cap Gr Eq	370	Glenmede Quant US Large Cap Gr Eq	^	9,753
	Global X Future Analytics Te	1	Global X Future Analytics Te	^	13
	Global X Mlp ETF	653	Global X Mlp ETF	^	5,011
	Global X Robotics & Artifici	86	Global X Robotics & Artifici	^	1,440
	Goldman Activebeta US LC ETF	230	Goldman Activebeta US LC ETF	^	11,567
	Harding Loevner International Eq Inv	238	Harding Loevner International Eq Inv	^	4,597
	Highland/Iboxx Senior Loan E	1,881	Highland/Iboxx Senior Loan E	^	32,312
	Infracap MLP ETF	400	Infracap MLP ETF	^	2,008
	Innovator Ibd 50 ETF	150	Innovator Ibd 50 ETF	^	4,143
	Invesco Currencyshares Briti	20	Invesco Currencyshares Briti	^	2,473
	Invesco Dwa Momentum Etf	2,533	Invesco Dwa Momentum Etf	^	122,775
	Invesco Dwa Smallcap Moment	6,500	Invesco Dwa Smallcap Moment	^	282,750
	Invesco Dynamic Semiconducto	100	Invesco Dynamic Semiconducto	^	4,431
	Invesco Preferred Etf	380	Invesco Preferred Etf	^	5,119
	Invesco Qqq Trust Series 1	884	Invesco Qqq Trust Series 1	^	136,366
	Invesco S&P 500 Equal Weight	3,150	Invesco S&P 500 Equal Weight	^	287,910
	Invesco S&P 500 Equal Weight	37	Invesco S&P 500 Equal Weight	^	1,358
	Invesco S&P 500 Equal Weight	13	Invesco S&P 500 Equal Weight	^	2,313
	Invesco S&P 500 High Dividen	138	Invesco S&P 500 High Dividen	^	5,259
	Invesco S&P 500 Low Volatili	13	Invesco S&P 500 Low Volatili	^	606

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Ipath S&P 500 VIX S/T Fu ETN (delisted 01/30/19)	150	Ipath S&P 500 VIX S/T Fu ETN (delisted 01/30/19)	^	7,032
	Ishares Core Dividend Growth	150	Ishares Core Dividend Growth	^	4,977
	Ishares Core Msci Emerging	50	Ishares Core Msci Emerging	^	2,358
	Ishares Core S&P Mid-Cap ETF	156	Ishares Core S&P Mid-Cap ETF	^	25,905
	Ishares Core S&P Small-Cap ETF	1,751	Ishares Core S&P Small-Cap ETF	^	121,379
	Ishares Core US REIT ETF	6	Ishares Core US REIT ETF	^	269
	Ishares Edge MSCI USA Momentum Factor	1,501	Ishares Edge MSCI USA Momentum Factor	^	150,445
	iShares Floating Rate Bond ETF	200	iShares Floating Rate Bond ETF	^	10,072
	iShares iBoxx High Yield Corp	43	iShares iBoxx High Yield Corp	^	3,487
	iShares MSCI ACWI ETF	5	iShares MSCI ACWI ETF	^	321
	iShares MSCI Brazil Small-Cap	200	iShares MSCI Brazil Small-Cap	^	2,886
	iShares MSCI Emerging Markets	240	iShares MSCI Emerging Markets	^	9,374
	iShares MSCI Germany ETF	586	iShares MSCI Germany ETF	^	14,855
	Ishares MSCI Mexico ETF	101	Ishares MSCI Mexico ETF	^	4,156
	Ishares MSCI Spain ETF	11	Ishares MSCI Spain ETF	^	295
	Ishares MSCI Switzerland ETF	11	Ishares MSCI Switzerland ETF	^	347
	iShares MSCI USA ETF	5	iShares MSCI USA ETF	^	147
	iShares Preferred & Income Securities ETF	1,045	iShares Preferred & Income Securities ETF	^	35,754
	iShares Russell 2000 ETF	150	iShares Russell 2000 ETF	^	20,100
	iShares S&P 500 Value ETF	100	iShares S&P 500 Value ETF	^	10,114
	ISHARES SILVER TRUST ISHARES	1	ISHARES SILVER TRUST ISHARES	^	15
	iShares U.S. Financial Service	30	iShares U.S. Financial Service	^	3,368
	iShares U.S. Healthcare ETF	20	iShares U.S. Healthcare ETF	^	3,628
	iShares U.S. Insurance ETF	45	iShares U.S. Insurance ETF	^	2,597
	iShares USTechnology ETF	35	iShares USTechnology ETF	^	5,642
	Janus Henderson Enterprise N	282,308	Janus Henderson Enterprise N	^	31,189,430
	Janus Henderson Multi-Sector Income T	816	Janus Henderson Multi-Sector Income T	^	7,701
	Janus Henderson Select Value T	642	Janus Henderson Select Value T	^	7,263
	John Hancock Multi Fact Tech	50	John Hancock Multi Fact Tech	^	1,967
	John Hancock Pfd Income III	2,000	John Hancock Pfd Income III	^	31,680
	John Hancock Preferred Income Fund	3,000	John Hancock Preferred Income Fund	^	56,520
	JPMorgan Global Allocation A	275	JPMorgan Global Allocation A	^	4,697
	JPMorgan Ultra-Short Income	80	JPMorgan Ultra-Short Income	^	4,010
	Kayne Anderson Midstream Energy	5,035	Kayne Anderson Midstream Energy	^	48,588
	Kayne Anderson MLP/Midstream Investment Co	1	Kayne Anderson MLP/Midstream Investment Co	^	14
	Kraneshares CSI China Intern	111	Kraneshares CSI China Intern	^	4,163
	Matthews Asia Small Companies Inv	640	Matthews Asia Small Companies Inv	^	9,918
	Matthews India Investor	492	Matthews India Investor	^	12,943
	Meridian Growth Legacy	1,330	Meridian Growth Legacy	^	44,097
	MFS® Emerging Markets Debt I	441	MFS® Emerging Markets Debt I	^	6,018
	Microsectors Fang Index 3X	900	Microsectors Fang Index 3X	^	24,777
	Motley Fool Global Opps Investor	353	Motley Fool Global Opps Investor	^	7,093
	Motley Fool MFAM Mid Cap Growth Fund Inv	333	Motley Fool MFAM Mid Cap Growth Fund Inv	^	6,803
	Nuveen Credit Strategies Income Fund	4,120	Nuveen Credit Strategies Income Fund	^	30,490
	Nuveen Dividend And Income Closed-End Fnd	5,000	Nuveen Dividend And Income Closed-End Fnd	^	46,150
	Nuveen Floating Rate Income	2,000	Nuveen Floating Rate Income	^	18,460
	Nuveen Preferred & Income Opportunities Fund	6,459	Nuveen Preferred & Income Opportunities Fund	^	53,866
	Nuveen Preferred & Income Securities Fund	826	Nuveen Preferred & Income Securities Fund	^	6,841
	Oakmark International Investor	238	Oakmark International Investor	^	4,860
	Oakmark Investor	322	Oakmark Investor	^	22,017
	Parnassus Endeavor Investor	21	Parnassus Endeavor Investor	^	613
	PGIM Total Return Bond Z	755	PGIM Total Return Bond Z	^	10,496
	PIMCO CommoditiesPLUS® Strategy A	1,412	PIMCO CommoditiesPLUS® Strategy A	^	6,554
	Pimco Corporate & Income Opportunity Fund	1,689	Pimco Corporate & Income Opportunity Fund	^	25,916
	Pimco Corporate & Income Strategy Fund	1,000	Pimco Corporate & Income Strategy Fund	^	14,890
	Pimco Dynamic Credit and Mortgage Income Fund	200	Pimco Dynamic Credit and Mortgage Income Fund	^	4,210
	Pimco High Income Fund	8,458	Pimco High Income Fund	^	67,749

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Pimco Income Opportunity Fund	1,688	Pimco Income Opportunity Fund	^	42,858
	PRIMECAP Odyssey Aggressive Growth	2,370	PRIMECAP Odyssey Aggressive Growth	^	90,752
	Proshares Online Retail ETF	11	Proshares Online Retail ETF	^	333
	Proshares Short High Yield	400	Proshares Short High Yield	^	9,408
	Proshares Short QQQ	75	Proshares Short QQQ	^	2,580
	Proshares TR Ultra Oil & Gas	1	Proshares TR Ultra Oil & Gas	^	23
	ProShares Ultra Nasdaq Biotechnology	10	ProShares Ultra Nasdaq Biotechnology	^	421
	Proshares Ultra Technology	5	Proshares Ultra Technology	^	394
	Proshares Ultrapro QQQ	155	Proshares Ultrapro QQQ	^	5,741
	Proshares Ultrapro S&P 500	48	Proshares Ultrapro S&P 500	^	1,669
	Proshares Ultrashort Lehman 20+ Year	100	Proshares Ultrashort Lehman 20+ Year	^	3,513
	Proshares Ultrashort Real Estate	213	Proshares Ultrashort Real Estate	^	6,569
	Proshares Ultrashort S&P 500	375	Proshares Ultrashort S&P 500	^	16,095
	Ranger Equity Bear ETF	700	Ranger Equity Bear ETF	^	5,901
	Reaves Utility Income Trust Fund	200	Reaves Utility Income Trust Fund	^	5,886
	Robo Global Robotics and Automation Index	21	Robo Global Robotics and Automation Index	^	684
	Schwab US Dvd Equity ETF	50	Schwab US Dvd Equity ETF	^	2,349
	Schwab US Mid Cap Etf	1,112	Schwab US Mid Cap Etf	^	53,298
	Schwab US Small Cap	129	Schwab US Small Cap	^	7,849
	Select Sector Spdr Tr - Industrial	22	Select Sector Spdr Tr - Industrial	^	1,439
	Select Sector Spdr Utilities	12	Select Sector Spdr Utilities	^	635
	SPDR Biotech ETF	5,100	SPDR Biotech ETF	^	365,925
	Spdr Bloomberg Barclays 1-3 Month T-Bill	220	Spdr Bloomberg Barclays 1-3 Month T-Bill	^	20,121
	Spdr Bloomberg Barclays High Yield Bond (jnk 05/06/19)	1,244	Spdr Bloomberg Barclays High Yield Bond (jnk 05/06/19)	^	41,786
	SPDR Dow Jones Industrial Average ETF Trust	35	SPDR Dow Jones Industrial Average ETF Trust	^	8,186
	SPDR GOLD TRUST GOLD SHS	155	SPDR GOLD TRUST GOLD SHS	^	18,794
	SPDR Oil & Gas Export & Prod	575	SPDR Oil & Gas Export & Prod	^	15,255
	Spdr Port Ttl Stck Mrkt	27	Spdr Port Ttl Stck Mrkt	^	835
	Spdr Portfolio Developed World ex-US ETF	64	Spdr Portfolio Developed World ex-US ETF	^	1,693
	SPDR Portfolio Emerging Markets ETF	13	SPDR Portfolio Emerging Markets ETF	^	421
	SPDR Portfolio Mid Cap ETF	300	SPDR Portfolio Mid Cap ETF	^	8,826
	Spdr Portfolio S&P 500 Growth ETF	1,149	Spdr Portfolio S&P 500 Growth ETF	^	37,343
	Spdr Portfolio S&P 500 High Dividend ETF	50	Spdr Portfolio S&P 500 High Dividend ETF	^	1,704
	SPDR Portfolio S&P 500 Value ETF	20	SPDR Portfolio S&P 500 Value ETF	^	543
	Spdr S&P 400 Mid Cap Value E	6	Spdr S&P 400 Mid Cap Value E	^	266
	SPDR S&P 500 ETF Trust	1,546	SPDR S&P 500 ETF Trust	^	386,376
	SPDR S&P 600 S/C Value Fund	40	SPDR S&P 600 S/C Value Fund	^	2,153
	SPDR S&P 600 Small Cap Growth	216	SPDR S&P 600 Small Cap Growth	^	11,651
	Spdr S&P Dividend	2,758	Spdr S&P Dividend	^	246,896
	Spdr S&P Midcap 400 EFT Trust	350	Spdr S&P Midcap 400 EFT Trust	^	105,935
	Sprott Physical Gold Trust	1,683	Sprott Physical Gold Trust	^	17,352
	Stone Ridge Reinsurance Risk Premium Interval Fund	8,367	Stone Ridge Reinsurance Risk Premium Interval Fund	^	68,945
	T. Rowe Price Blue Chip Growth	64	T. Rowe Price Blue Chip Growth	^	6,166
	T. Rowe Price Capital Appreciation	4,278	T. Rowe Price Capital Appreciation	^	113,488
	T. Rowe Price Global Allocation	409	T. Rowe Price Global Allocation	^	4,713
	T. Rowe Price Growth Stock	175	T. Rowe Price Growth Stock	^	9,969
	T. Rowe Price Health Sciences	1,885	T. Rowe Price Health Sciences	^	126,317
	T. Rowe Price Instl Large Cap Value	2,016,195	T. Rowe Price Instl Large Cap Value	^	39,759,368
	T. Rowe Price International Discovery	197	T. Rowe Price International Discovery	^	10,911
	T. Rowe Price Retirement 2035	11,140	T. Rowe Price Retirement 2035	^	181,134
	T. Rowe Price Science & Tech	216	T. Rowe Price Science & Tech	^	6,789
	T. Rowe Price US Large-Cap Core	417	T. Rowe Price US Large-Cap Core	^	8,932
	Tekla Life Sciences Investors	25	Tekla Life Sciences Investors	^	378
	Templeton Global Bond R6	1,429,997	Templeton Global Bond R6	^	16,087,462
	Teucrium Wheat Fund	300	Teucrium Wheat Fund	^	1,779
	Tocqueville Intl Value (tivf.x 1/18/19)	706	Tocqueville Intl Value (tivf.x 1/18/19)	^	9,789
	Trimtabs All Cap US Free Cash Flow ETF	130	Trimtabs All Cap US Free Cash Flow ETF	^	4,084

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Tweedy, Browne Global Value	7,979	Tweedy, Browne Global Value	^	198,516
	US Global Jets ETF	50	US Global Jets ETF	^	1,394
	Vaneck Vectors Fallen Angel	1	Vaneck Vectors Fallen Angel	^	28
	VanEck Vectors Gold Miners	151	VanEck Vectors Gold Miners	^	3,180
	VanEck Vectors Russia ETF	1	VanEck Vectors Russia ETF	^	19
	Vaneck Vectors Semiconductor	40	Vaneck Vectors Semiconductor	^	3,491
	Vanguard Dividend Apprec ETF	55	Vanguard Dividend Apprec ETF	^	5,387
	Vanguard Dividend Appreciation Index Inv	122	Vanguard Dividend Appreciation Index Inv	^	4,799
	Vanguard Dividend Growth Inv	5,961	Vanguard Dividend Growth Inv	^	145,805
	Vanguard Extended Market Index Instl	588,533	Vanguard Extended Market Index Instl	^	44,546,092
	Vanguard Financials ETF	50	Vanguard Financials ETF	^	2,968
	Vanguard FTSE All WO X US SC	279	Vanguard FTSE All WO X US SC	^	26,393
	Vanguard FTSE Developed Markets ETF	626	Vanguard FTSE Developed Markets ETF	^	23,225
	Vanguard FTSE Emerging Market	2,000	Vanguard FTSE Emerging Market	^	76,200
	Vanguard Health Care Inv	29	Vanguard Health Care Inv	^	5,600
	Vanguard High-Yield Corporate Inv	6,940	Vanguard High-Yield Corporate Inv	^	37,682
	Vanguard Info Tech ETF	25	Vanguard Info Tech ETF	^	4,186
	Vanguard Institutional Index Instl Pl	443,322	Vanguard Institutional Index Instl Pl	^	100,886,808
	Vanguard Instl Trgt Retire 2015 Instl	251,617	Vanguard Instl Trgt Retire 2015 Instl	^	5,193,376
	Vanguard Instl Trgt Retire 2020 Instl	440,384	Vanguard Instl Trgt Retire 2020 Instl	^	9,261,274
	Vanguard Instl Trgt Retire 2025 Instl	700,435	Vanguard Instl Trgt Retire 2025 Instl	^	14,828,217
	Vanguard Instl Trgt Retire 2030 Instl	651,221	Vanguard Instl Trgt Retire 2030 Instl	^	13,831,936
	Vanguard Instl Trgt Retire 2035 Instl	831,548	Vanguard Instl Trgt Retire 2035 Instl	^	17,711,962
	Vanguard Instl Trgt Retire 2040 Instl	716,500	Vanguard Instl Trgt Retire 2040 Instl	^	15,311,605
	Vanguard Instl Trgt Retire 2045 Instl	788,397	Vanguard Instl Trgt Retire 2045 Instl	^	16,879,573
	Vanguard Instl Trgt Retire 2050 Instl	557,171	Vanguard Instl Trgt Retire 2050 Instl	^	11,945,742
	Vanguard Instl Trgt Retire 2055 Instl	272,905	Vanguard Instl Trgt Retire 2055 Instl	^	5,867,450
	Vanguard Instl Trgt Retire 2060 Instl	134,687	Vanguard Instl Trgt Retire 2060 Instl	^	2,895,775
	Vanguard Instl Trgt Retire 2065 Instl	19,398	Vanguard Instl Trgt Retire 2065 Instl	^	381,359
	Vanguard Instl Trgt Retire Inc Instl	49,151	Vanguard Instl Trgt Retire Inc Instl	^	1,008,081
	Vanguard Int Div App Indx Fd	50	Vanguard Int Div App Indx Fd	^	2,880
	Vanguard Real Estate ETF	323	Vanguard Real Estate ETF	^	24,086
	Vanguard S&P 500 ETF	33	Vanguard S&P 500 ETF	^	7,590
	Vanguard Small- Cap ETF	752	Vanguard Small- Cap ETF	^	99,257
	Vanguard Small Cap Index Inv	804	Vanguard Small Cap Index Inv	^	50,810
	Vanguard Small Cap Value ETF	307	Vanguard Small Cap Value ETF	^	34,984
	Vanguard Total Bond Market Index I	3,651,308	Vanguard Total Bond Market Index I	^	38,156,173
	Vanguard Total Intl Stock Index I	216,392	Vanguard Total Intl Stock Index I	^	21,955,126
	Vanguard Wellesley® Income Inv	4,706	Vanguard Wellesley® Income Inv	^	114,970
	Velocityshares 2X Vix Sh-Trm	20	Velocityshares 2X Vix Sh-Trm	^	1,418
	Virtus Global Dividend & Income Fund Inc	5,000	Virtus Global Dividend & Income Fund Inc	^	44,650
	Virtus Global Multi-Sector	3,000	Virtus Global Multi-Sector	^	33,240
	Virtus Total Return Fund Inc	8,000	Virtus Total Return Fund Inc	^	69,296
	Wasatch-Hoisington US Treasury	319	Wasatch-Hoisington US Treasury	^	5,044
	Wasatch Emerging India Investor	1,181	Wasatch Emerging India Investor	^	4,665
	Western Asset Emerging Markets Debt	3,000	Western Asset Emerging Markets Debt	^	36,870
	Wisdomtree Europe Hedged Equ	1,475	Wisdomtree Europe Hedged Equ	^	83,249
	Wisdomtree Floating Rate Tre	1	Wisdomtree Floating Rate Tre	^	25
	Wisdomtree Global ex-US Real Estate Fund	1	Wisdomtree Global ex-US Real Estate Fund	^	29
	Wisdomtree Japan Dividend Fund	1,775	Wisdomtree Japan Dividend Fund	^	82,342
			TOTAL MUTUAL FUNDS		576,391,636

	PARTNERSHIPS
	Blackstone Group LP	20,150	Blackstone Group LP	^	600,672
	Calumet Specialty Products LP	2	Calumet Specialty Products LP	^	4
	CNX Midstream Partners LP	1	CNX Midstream Partners LP	^	16
	CVR Refining LP (acquired 01/29/19)	1	CVR Refining LP (acquired 01/29/19)	^	10

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	Dorchester Minerals LP	500	Dorchester Minerals LP	^	7,320
	Energy Transfer LP	2,003	Energy Transfer LP	^	26,460
	Enterprise Products Pptns LP	330	Enterprise Products Pptns LP	^	8,113
	Ferrellgas Partners LP	1	Ferrellgas Partners LP	^	1
	Genesis Energy L.P.	100	Genesis Energy L.P.	^	1,847
	NGL Energy Partners LP	1	NGL Energy Partners LP	^	10
	Seadrill Partners LLC	2	Seadrill Partners LLC	^	3
	Stonemor Partners LP	3,001	Stonemor Partners LP	^	6,302
	Suburban Propane L P	66	Suburban Propane L P	^	1,272
	Sunoco LP	1	Sunoco LP	^	27
	Tallgrass Energy LP	160	Tallgrass Energy LP	^	3,900
	Tc Pipelines LP	177	Tc Pipelines LP	^	5,685
			TOTAL PARTNERSHIPS		661,642

	OTHER
	S&P Reit Composite Index @2280 12/31/18	4	S&P Reit Composite Index @2280 12/31/18	^	0
	Conocophillips @65 1/04/19	(4)	Conocophillips @65 1/04/19	^	-56
	Netflix Inc @250 1/04/19	4	Netflix Inc @250 1/04/19	^	564
	S&P 100 Index @1000 01/04/19	2	S&P 100 Index @1000 01/04/19	^	53
	S&P Reit Composite Index @2335 1/04/19	4	S&P Reit Composite Index @2335 1/04/19	^	544
	Tesla Inc @282.5 01/04/19	1	Tesla Inc @282.5 01/04/19	^	56
	Bank Of America Corp @27 1/18/19	25	Bank Of America Corp @27 1/18/19	^	222
	Bank Of America Corp @35 1/18/19	(2)	Bank Of America Corp @35 1/18/19	^	0
	Cronos Group Inc @14 1/18/19	(3)	Cronos Group Inc @14 1/18/19	^	-24
	Dynavax Technologies Corp @16 1/18/19	(6)	Dynavax Technologies Corp @16 1/18/19	^	-47
	Energy Transfer LP @20 01/18/19	(2)	Energy Transfer LP @20 01/18/19	^	-20
	Freeport-Mcmoran Inc @20 1/18/19	(200)	Freeport-Mcmoran Inc @20 1/18/19	^	-2
	Intercept Pharmaceuticals In @80 01/18/19	(1)	Intercept Pharmaceuticals In @80 01/18/19	^	-2,169
	Portola Pharmaceuticals Inc @20 01/18/19	(2)	Portola Pharmaceuticals Inc @20 01/18/19	^	-273
	Powershares QQQ Nasdaq 100 @170 01/18/19	20	Powershares QQQ Nasdaq 100 @170 01/18/19	^	214
	Roku Inc @55 1/18/19	10	Roku Inc @55 1/18/19	^	14
	Royal Bank Of Scot-Spon ADR @10 1/18/19	13	Royal Bank Of Scot-Spon ADR @10 1/18/19	^	0
	Royal Bank Of Scot-Spon Adr @7 1/18/19	20	Royal Bank Of Scot-Spon Adr @7 1/18/19	^	5
	Smith Micro Software Inc @2.5 01/18/19	5	Smith Micro Software Inc @2.5 01/18/19	^	25
	Smith Micro Software Inc @4 1/18/19	7	Smith Micro Software Inc @4 1/18/19	^	1
	Snap Inc - A @5 1/18/19	4	Snap Inc - A @5 1/18/19	^	254
	Spdr Gold Trust Gold Shs @50 1/18/19	5	Spdr Gold Trust Gold Shs @50 1/18/19	^	6,333
	Synergy Pharmaceuticals Inc @3.5 1/18/19	2	Synergy Pharmaceuticals Inc @3.5 1/18/19	^	2
	Tesla Inc @50 1/18/19	30	Tesla Inc @50 1/18/19	^	0
	United States Oil Fund @14 1/18/19	10	United States Oil Fund @14 1/18/19	^	0
	VanEck Vectors Russia ETF @22 1/18/19	2	VanEck Vectors Russia ETF @22 1/18/19	^	0
	VanEck Vectors Russia ETF @23 1/18/19	6	VanEck Vectors Russia ETF @23 1/18/19	^	0
	VanEck Vectors Russia ETF @24 1/18/19	2	VanEck Vectors Russia ETF @24 1/18/19	^	0
	California Resources Corp @23 2/15/19	(2)	California Resources Corp @23 2/15/19	^	-149
	Micron Tech. Inc. @35 2/15/19	(1)	Micron Tech. Inc. @35 2/15/19	^	-108
	Omeros Corp @15 2/15/19	(3)	Omeros Corp @15 2/15/19	^	-132
	Taseko Mines LTD @1 2/15/19	(100)	Taseko Mines LTD @1 2/15/19	^	-500
	Proteostasis Therapeutics In @6 4/18/19	(7)	Proteostasis Therapeutics In @6 4/18/19	^	-465
	Strongbridge Biopharma Plc @5 4/18/19	(8)	Strongbridge Biopharma Plc @5 4/18/19	^	-749
	Bank Of America Corp @30 05/17/19	(9)	Bank Of America Corp @30 05/17/19	^	-184
	Paratek Pharmaceuticals Inc @7.5 6/21/19	10	Paratek Pharmaceuticals Inc @7.5 6/21/19	^	581
	Visteon Corp Com @70 6/21/19	8	Visteon Corp Com @70 6/21/19	^	3,503
	Applied Material @33 1/17/20	40	Applied Material @33 1/17/20	^	20,184
	Gilead Sciences Inc @55 1/17/20	4	Gilead Sciences Inc @55 1/17/20	^	4,687
	Netflix Inc @150 1/17/20	7	Netflix Inc @150 1/17/20	^	5,112
	Newell Brands Inc @13 1/17/20	5	Newell Brands Inc @13 1/17/20	^	3,311
	Snap Inc - A @5 1/17/20	8	Snap Inc - A @5 1/17/20	^	1,347

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2018 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2018

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

	GM Financial Automobile Leasin 2017-2 A3	30,000	GM Financial Automobile Leasin 2017-2 A3	^	29,771
	Chase Issuance Trust 2016-A2 A	25,000	Chase Issuance Trust 2016-A2 A	^	24,812
	Nissan Master Owner Trust Rece 2016-A A2	20,000	Nissan Master Owner Trust Rece 2016-A A2	^	19,866
	Ford Credit Floorplan Master O 2017-1 A1	25,000	Ford Credit Floorplan Master O 2017-1 A1	^	24,663
			TOTAL OTHER ASSETS		141,246

	PARTICIPANT LOANS
*	CNB PARTICIPANT LOANS		1,081 Participant loans, bearing interest at 4.25% to 9.25% and maturities through December 2033		14,967,605
			TOTAL PARTICIPANT LOANS		14,967,605

			TOTAL ASSETS		862,152,769

*            Denotes Party-In-Interest asset

^           Cost Information not provided as assets are part of an individual account plan that participants and beneficiaries directed with respect to assets allocated to his or her account.

Index to Exhibits

Exhibit No.	Exhibit
23.1	Consent of Moss Adams LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

By: City National Bank

Date: June 28, 2019	By:	/s/ Michael Nunnelee
Senior Vice President